

February 20, 2015

Via E-mail
Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re: Infrastructure Developments Corp.**
> **Amendment No. 3 to Form 8-K**
> **Filed January 30, 2015**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed February 13, 2015**
> **File No. 000-52936**

Dear Mr. Montandon:

We have reviewed your amended filings and have the following comment.

Form 10-Q/A No. 1 for Fiscal Quarter Ended June 30, 2014

1.   We note that you acquired Orbis Real Estate as of June 25, 2014. Based on the definition
of a predecessor entity in Rule 405 of Regulation C, it would appear as though Orbis Real
Estate meets the definition of a predecessor. As such the historical financial statements
included in your periodic reports filed subsequent to the acquisition date, are required to
present the financial statements of Orbis Real Estate prior to the acquisition, as the
predecessor entity for the periods required to be presented prior to June 25, 2014. For the
periods presented after June 25, 2014 (e.g., June 25, 2014 – June 30, 2014), this
represents the successor period and should reflect the consolidated post-merger financial
position, operating results, and cash flows. Please refer to Note 1 to Article 8-01 of
Regulation S-X for guidance. Please also apply this comment to the Form 10-Q for fiscal
quarter ended September 30, 2014.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director